Continuation Sheet

                                SP0500-99-D-0038
                            DIALS, KNOBS AND P0INTERS

A. DESCRIPTION OF SUPPLIES AND SCOPE OF WORK

          1. CONTRACT AWARD:

     a. This contract constitutes the Government's acceptance of the Contractor's offer, and incorporates ELECTRONIC HARDWARE CORPORATION'S technical and business proposals and all written revisions thereto including the best and final offer dated May 18, 1999, and any subsequent revisions under Request for Proposal SP0500-98-R-0037, as revised by Amendments 001 through 0003. This contract is an indefinite quantity indefinite delivery type contract under which the Electronic Hardware Corporation (EHC) shall provide Dials, Knobs and Pointers that are required by military and other federal customers in and out of the continental United States including sales to foreign military (FMS).

     b. Performance under this contract shall be governed by the terms and conditions of SP0500-98-R- 0037, the Statement of Work (SOW), and also those terms and conditions negotiated prior to award which were accepted by both the Contractor and the Government.

               2.      CONTRACT PERIOD AND GUARANTEED MINIMUM:

         a. This contact will continue for one base year (twelve months) with four one year option periods. The Government reserves the right to exercise, at a later date one or more of the option years. Acceptance of these options by the contractor is mandatory.

         b. For the base year of the contract the ordering period shall commence on the date of award and shall continue for one calender year thereafter. If and when any option is exercised, the ordering period for the option year shall commence on the day following the last day of the preceding contract period and shall continue for one calender year thereafter.

         c. The dollar value Comprising the Guaranteed Minimum for the base year of this contract is $ 100,000.00. The Guaranteed Minium will be $50,000.00 for each of the four option years.


           3.       COVERED PRODUCTS:

               a. ELECTRONIC HARDWARE CORPORATION will supply one hundred percent (100%) of all items in Federal Stock Class (FSC) 5355 and any other items listed in the solicitation or agreed to during negotiations.


                b. As negotiated, DISC may add or delete items covered by this contract on an "as needed" basis during any term of this contract, base year or option year period, subsequent to contract award.





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                4.       ORDERING ACTIVITIES:

               Ordering Activities. The Defense Industrial Supply Center (DISC) (which will be known as the Defense Supply Center Philadelphia (DSCP) after July 2, 1999) is the sole ordering activity for initial implementation of this contract. During any term of this contract ( base year or option years), DISC may add or delete customer ordering activities. For ordering activities added to the contract after award, ordering points, receiving points, the listing of personnel and the extent of their authorization to access the contractor's on-line catalog, will be incorporated into the contract by modification which will add the activities to the contract.

             5.       DELIVERY ORDER LIMITATIONS:

                  a. Minimum Order Value: There is no minimum ordering value per shipment.

                  b. Minimum Order Quantity: There shall be no minimum ordering quantity under this contract.

           6.  ON-LINE CATALOG PRICES AND ORDERING ACTIVITIES:

               On-line Catalog Prices. As prescribed by the SOW, prices cited in the contractor's on-line price and product catalogue shall represent the delivered price for each product, a price which will consist of the product price (material cost plus the adder) plus the DISC administrative fee. As of the date of award, the DISC administrative fee will be ten and two tenths percent (10.2%). The DISC administrative fee may be modified at any time after award through a contract modification.

             7.       DELIVERY:

             a. Place or Delivery: Supplies ordered under this contract shall be delivered f.o.b. destination to the point specified by the ordering activity. All shipments points, including FMS, will be f.o.b. continental USA, excluding Alaska.

               b. Delivery as follows:
                  Type of item                                    Delivery

                  All Emergency Requirements                      24Hours

                  EHC Manufactured Catalog Items                  30Days
                  EHC Manufactured Non-Catalog Items              60Days

                  3rd Party Manufactured Catalog Items             3Days
                  3rd Party Manufactured Non Catalog Items        90Days


    Delivery shall be made to the receiving point designated in the order within the number of hours or days after date of order as specified by the above delivery schedule and the order document.

         c. Exceptions to b. above. With the Contractor's concurrence, the DISC customer may specify deliveries outside the schedule as defined in b. above. However, such alternate deliveries shall apply only to the order in which the alternate delivery is specified, and will not constitute a "change" to the delivery requirements for this contract or any other orders.

         d.  Special Note:   The foregoing delivery provisions also apply to
             items to be delivered to ordering activities added to this contract after the award date, unless alternate delivery provisions are negotiated between the parties.

         8. PHASE IN:
         a. Sixty (60) Day Implementation Period. The first sixty days following the date of the contract shall be considered the implementation period. During the sixty day implementation period, the performance requirements, as they relate to the time of delivery, shall not apply.


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          b. The following specifics have been negotiated by the parties to this contract and shall commence on the date of award of the contract:

1. EHC will be able to supply one hundred percent (100%) of all items covered by FSC 5355
2. DISC will provide EHC with an inventory base line report of all FSC 5355 items currently in government inventory.
3. DISC will continue to draw and ship from existing inventory to support any requirements for which government stock is available.
4. At the time of award EHC will be expected to supply all FSE 5355 requirements not available to DISC from government inventory.
5. DISC will advise EHC when stock in an item falls below the DISC re-order point at which time EHC will be expected to supply this item within the delivery requirements set by this contract.
6. DISC will provide access to non-proprietary government drawings for FSC 5355, upon request, for inspection purposes only.
7. DISC will not buy back any inventory from EHC in case of a contract termination for cause or for convenience or upon completion of this contract.
8. Should this contract be terminated for cause or for convenience, and assuming that EHC. Is eligible to receive a government contract, EHC will be solicited like any other supplier for FSC 5355 items.

                                       9. CONTRACT UNIT PRICE:

                  a. The unit prices submitted for the Market Basket of items cited in the business proposal shall be the effective prices for orders of those items as of the date of this contract.
                  b. Identity and historical annual demand for all items covered by this contract have been furnished to Electronic Hardware Corporation on diskettes that were included with the solicitation and amendment 0002 dated Aug. 28, 1998. The contractor shall submit prices for these items within thirty (30) days of the date of contract award. Each new item price will be reviewed approved or disapproved by the contracting officer.

                  c. The parties to this contract have negotiated the following pricing structure: the product price as defined in the solicitation has been divided in two components - "Material Costs" and "adder". The material cost for items that Electronic Hardware Corporation does not manufacture will be the invoice price it pays for those items. For the items that Electronic Hardware Corporation does manufacture, the material cost will include the cost to manufacture the items. The cost to ware house pick, pack, inspect, and ship supplies will be included in the adder. The adder will also include the profit and the cost of money for the warehousing and shipping operations. Material cost will be based upon current 1999 quoted item prices for the most economic quantity.


                    d. For each order, the product price will be determined by adding the "Adder" (a percentage of the material cost) to the material cost. The Adder will have the following values:

                    TYPE OF ITEM                              PERCENTAGE VALUE

                    Catalog Items                                      66%
                    Non-catalog Items                                  59%

           c. The price for each item is influenced by commercial market forces such as supply and demand and competition among suppliers, and may, therefore, fluctuate. Accordingly, each product price may be increased or decreased if such adjustment is appropriate. Price change requests must be submitted to the Contracting Officer or his or her representative. Product prices may be adjusted no more than once a month. Upon request, the Vendor shall furnish data to the Government, as requested by the Contracting Officer, to support price changes and to confirm that the contract unit prices under this contract are fair and reasonable. The contracting officer will review this data to confirm the prices are based on the catalog or market prices which the Vendor pays to its suppliers, or represent actual manufacturing costs if the Vendor is the manufacturer. This supporting documentation shall be in the form of product price invoices and unit prices charged to the Vendor's commercial business as well as any other information as requested by the Contracting Officer. If necessary, DISC will assist Electronic Hardware in price negotiations with its suppliers.

                    F. The contractor warrants that the unit prices in effect at time of delivery order placement will be honored and will not include any allowance for possible future increases in the price. Billing will be based on the applicable price in effect at the time of order in lieu of the receipt date. Should price verifications reveal any instances of overpricing, the contractor further agrees to promptly reimburse the government for that amount.


                    g. The Vendor's  price to the  government  shall reflect any
                "reduced price specials" or "sales" for items under this contract that it received from its suppliers. Vendor shall offer the government the same discounts, rebates and quantity price breaks that it offers its commercial customers

                    h. The requirement of this clause shall also apply to new items added to the contract after contract award.

    10. PAYMENT:
           a. Electronic Invoicing. As provided in the solicitation, the contractor shall submit electronic invoices to the following payment office:

                          DFAS COLUMBUS CENTER (S36054)
                                ATTN: DFAS-CO-SEF
                                  PO BOX 192317
                             COLUMBUS, OH 43218-6238

with an electronic copy being sent to:

                              DEFENSE SUPPLY CENTER
                                 700 ROBBINS AVE
                           PHILADELPHIA, PA 19111-5096


The prices included in the invoice shall be "product prices" only as defined on page 43 of the solicitation and in paragraph 9 above, exclusive of the DISC Administrative fee. Invoices shall be submitted in accordance with ANSI X 12 standards, 810 Transaction Set, and shall be submitted through a VAN. Contractor shall have an EDI Trading Partnership with DFAS prior to submission of any invoices under this contract. The complete delivery order designation consisting of the 17 alpha/numeric characters shall be cited on each invoice. (Example:
SP0500-99-D-0038-0001).


NOTE: Until such time as electronic invoicing is feasible, the contractor shall use standard paper invoicing procedures.

b. Payment terms are 1%-20 days Net 30 days.
`
c. The contractor shall be paid for each item ordered, delivered, and accepted by the ordering activity during the term of the contract.

d. Unless a delivery order specifies otherwise, fast payment procedure shall apply. See Clause "52 212-4(i)", as amended on page 8 of the solicitation.

               11.     CONTRACT AND SUPPORT ADMINISTRATION:

               a. Contract administration of all provisions of the contract remains the responsibility of the Defense Industrial supply
               Center, which will be known as the Defense Supply Center Philadelphia after July 2, 1999.

               b.  Support administration, when necessary shall be preformed by:

                            DCMC LONG ISLAND (S3309A)
                                 605 STEWART AVE
                          GARDEN CITY, N.Y. 11530-4761
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    12. MISCELLANEOUS:
a. Clause 52 216-9125 ECONOMIC PRICE ADJUSTMENT INDUSTRIAL COMMODITIES DVD (MAY 1996) DISC 52.216-9125, as found on pages 16-18 of Request For Quotations SP0500-98-R-0037, is hereby deleted during all terms of this contract.

b The first ten hours of any yearly surge test will be provided free of charge; any additional hours will be provided at the rate of $94.00 per hour.

c. Roll-Our Plan. The contractor / vendor shall successfully deploy a fully operational on-line Electronic Order Entry system within ninety
         (90) days of the date of the contract award.

d. Subparagraph (a)(2). which describes option prices, in the clause entitled SPECIAL CONTRACT REQUIREMENTS:OPTION TO EXTEND THE TERM OF AN INDEFINITE-DELIVERY CONTRACT-NOTICE OF EPA PROVISION (July 1997)(DISC), as found on page 20 of Request For Quotations SP0500-98-R-0037, is hereby deleted from this contract.